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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Craftmade International, Inc.
(Name of Subject Company (Issuer))

Litex Acquisition #1, LLC
Litex Industries, Limited
(Name of Filing Persons (Offerors))

Common Stock, Par Value $.01 Per Share
(Including the Associated Series A Preferred Stock Purchase Rights)
(Title of Class of Securities)

22413E104
(CUSIP Number of Class of Securities)

John Mares
Manager, Secretary and Treasurer
Litex Acquisition #1, LLC
3401 West Trinity Boulevard
Grand Prairie, Texas 75050
(972) 871-4350
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
John C. Dickey, Esq.
Greenberg Traurig, LLP
2200 Ross Avenue, Suite 5200
Dallas, Texas 75201
(214) 665-3600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$29,000,000.00	$2,068.00

(Footnotes on following page)

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,068.00	Filing Party:	Litex Acquisition #1, LLC
Form or Registration No.:	SC TO	Date Filed:	March 2, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Footnotes from previous page)

(1)
For purposes of calculating the amount of filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934 (the "Exchange Act"). Based on the offer to purchase up to 5,525,858 shares of common stock, par value $0.01 per share of Craftmade International, Inc. (the "Company"), including the associated Series A Preferred stock purchase rights, at a purchase price of $5.25 per share net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of shares consists of (i) 5,760,214 shares of common stock issued and outstanding as of March 1, 2010, as reported in the Company's Quarterly Report provided on the Company's website for the quarterly period ended December 31, 2009 (the "Company's Quarterly Report") and Statements of Changes in Beneficial Ownership of Securities on the Company's website, minus the 234,356 shares of common stock beneficially owned by the filing persons as of the date hereof, (ii) a maximum of all options outstanding as of March 1, 2010 with respect to 139,700 shares of the Company's common stock, as reported in the Company's Quarterly Report and Statements of Changes in Beneficial Ownerships of Securities on the Company's website, and (iii) a maximum of 200,000 shares of the Company's common stock that may be issued pursuant to the exercise of warrants as reported in the Company's Quarterly Report.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, as amended, by multiplying the transaction value by ..0000713.

        This Amendment No. 2 to Schedule TO (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 2, 2010 ("Schedule TO") and the Amendment No. 1 filed on March 24, 2010 (the "Amendment No. 1") relating to the offer by Litex Acquisition #1, LLC ("Purchaser"), a wholly-owned subsidiary of Litex Industries, Limited ("Litex"), to purchase all issued and outstanding shares of the common stock, par value $0.01 per share (the "Common Stock", and together with the associated Series A Preferred stock purchase rights, the "Shares"), of Craftmade International, Inc., a Delaware corporation (the "Company"), at a price of $5.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated March 2, 2010 (the "Offer to Purchase") and in the related Letter of Transmittal as each may be amended or supplemented from time to time. This Amendment No. 2 is being filed on behalf of Litex and Purchaser.

        The information set forth in the Schedule TO, including all exhibits and amendment thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Amendment No. 2, except as set forth below. You should read this Amendment No. 2 together with the Schedule TO and Amendment No. 1. All capitalized terms used in this Amendment No 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

        "On March 22, 2010, Henry Partners, L.P., a shareholder of Craftmade International, Inc (the "Company"), filed an action captioned Henry Partners, L.P. v. James R. Ridings, William E. Bucek, A. Paul Knuckley, R. Don Morris and Lary C. Snodgrass, C.A No. 5366-VCL in the Court of Chancery of the State of Delaware against the Board of Directors of the Company.

        Plaintiff brought this action for declaratory and injunctive relief to prevent the Board from unreasonably utilizing Craftmade's Stockholder Rights Agreement to preclude or deter the tender offer and to disable debt acceleration provisions in two debt instruments of Craftmade triggered by a change of control. Plaintiff alleges a breach of fiduciary duties by the Board by (i) entrenching themselves with an arsenal of take-over defenses; and (ii) by implementation of poison puts."

Item 12.    Exhibits

        Item 12 of the Schedule TO is hereby amended, supplemented and restated as follows:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 2, 2010.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(G)	Summary Advertisement as published on March 2, 2010.*
(a)(5)(A)	Press Release issued by Litex Industries, Limited dated March 2, 2010 regarding the commencement of the Offer.*
(a)(5)(B)	Press Release issued by Litex Acquisition #1, LLC dated March 24, 2010 regarding tender offer.**
(a)(5)(C)	Letter to Stockholders regarding tender offer dated March 24, 2010.**

Exhibit No.	Description
(a)(5)(D)	Press Release issued by Litex Acquisition #1, LLC dated March 31, 2010 regarding silent treatment.
(a)(5)(E)	Letter to Stockholders dated March 31, 2010.
(a)(5)(F)	Complaint by Henry Partners, L.P. against James R. Ridings, William E. Bucek, A. Paul Knuckley, R. Don Morris and Lary C. Snodgrass, filed in the Court of Chancery of the State of Delaware on March 22, 2010.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed with Schedule TO.

**
Previously filed with Schedule TO Amendment No. 1.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 31, 2010
LITEX INDUSTRIES, LIMITED
By Libco International, LLC, its General Partner
By:	/s/ John Mares

Name:	John Mares
Title:	Chief Financial Officer and Manager
LITEX ACQUISITION #1, LLC
By:	/s/ John Mares

Name:	John Mares
Title:	Manager, Secretary and Treasurer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 2, 2010.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(G)	Summary Advertisement as published on March 2, 2010.*
(a)(5)(A)	Press Release issued by Litex Industries, Limited dated March 2, 2010 regarding the commencement of the Offer.*
(a)(5)(B)	Press Release issued by Litex Acquisition #1, LLC dated March 24, 2010 regarding tender offer.**
(a)(5)(C)	Letter to Stockholders regarding tender offer dated March 24, 2010.**
(a)(5)(D)	Press Release issued by Litex Acquisition #1, LLC dated March 31, 2010 regarding silent treatment.
(a)(5)(E)	Letter to Stockholders dated March 31, 2010.
(a)(5)(F)	Complaint by Henry Partners, L.P. against James R. Ridings, William E. Bucek, A. Paul Knuckley, R. Don Morris and Lary C. Snodgrass, filed in the Court of Chancery of the State of Delaware on March 22, 2010.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed with Schedule TO.

**
Previously filed with Schedule TO Amendment No. 1.

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  Item 11. Additional Information.
  Item 12. Exhibits
SIGNATURES
EXHIBIT INDEX